

Henrik Rosendahl · 2nd

Board member, CEO, Investor and Advisor for cloud native infrastructure and green tech companies leading the way forward

San Francisco Bay Area · Contact info

500+ connections

2 mutual connections: Adam Roberts and Tom Middlen

Connect Message More

Shipa

MIT Sloan School of Management

Featured

See all



Powur Announces It Is Now a Certified B Corp



The 10 Hottest Kubernetes Start 2020

CRN

Solar company caps an extraordinary year
by confirming its dedication to people and

The Shipa platform builds in gove
guardrails and automated object

Activity

4,822 followers


#LEADDEV
WHERE IS MY DEVELOPMENT?

Great IDP demo by Bruno A. from Shipa

Henrik shared this

2 Reactions



Industry leader Paul Winnowski joins Powur board of directors for new rapid growth phase

Henrik shared this

4 Reactions



Powur, PBC is on track for IPO in 24-36 months! So far Powur's customers have sequestered 411 million pounds of...

Henrik shared this

2 Reactions



Shipa launches Kubernetes DevOps app management platform for developers #kubernetes #devops

Henrik shared this

14 Reactions

See all activity

Experience

COO

Shipa · Full-time

Oct 2020 – Present · 11 mos

San Francisco Bay Area

Shipa's cloud-native application management framework allows organizations to successfully run mission-critical applications on Kubernetes in days instead of years. The lightweight framework eliminates the need for platform teams to develop custom scripts or to manage a lengthy migration while still giving them centralized control over configurations to reduce the risk of misconfigurations.

The 10 Hottest Kubernetes Startups ...

Board member and Investor

Powur, PBC

2014 – Present · 7 yrs

Greater San Diego Area

Powur: Accelerating the adoption of sustainable energy worldwide.



Powur is changing people's lives

Board member, Advisor & Investor

Nordsense

Jan 2017 – Present · 4 yrs 8 mos

Copenhagen Area, Denmark

Nordsense offers simple and affordable solutions that optimizes waste collection processes. Our system reduce your capital expenditure and carbon footprint, while improving workflows. Improve waste collection. Environmental



Nordsense platform-dashboard

Investor and Advisor

Spiio

Jan 2017 – Present · 4 yrs 8 mos

Spiio’s service is elevating your decision-making with in-ground soil sensor data. Our mission is to help improve productivity and water usage with actionable field data #SpiioSmart

Investor
Vivino
2014 – Present · 7 yrs
San Francisco Bay Area

Founded in 2010, Vivino helps wine lovers discover and rate wines. The mobile app allows users to take photos of wine labels and restaurant wine lists and, using proprietary image-recognition technology, match the images against ...see more

Show 5 more experiences

Education

MIT Sloan School of Management
Management, Marketing
2000 – 2000

Right Management
Executive Training Program
2003 – 2004

DTU - Technical University of Denmark
1990 – 1994

Show 1 more education